Exhibit 21

Subsidiaries

of

World Acceptance Corporation

Corporate Name	Jurisdiction of Incorporation or Organization
World Finance Corporation of South Carolina, Inc.	South Carolina
World Finance Corporation of Georgia	Georgia
World Finance Corporation of Texas	Texas
World Acceptance Corporation of Oklahoma, Inc.	Oklahoma
World Finance Corporation of Louisiana	Louisiana
World Acceptance Corporation of Missouri	Missouri
World Finance Corporation of Tennessee	Tennessee
World Acceptance Corporation of Alabama	Alabama
WAC Insurance Company, Ltd.	Turks & Caicos Islands
WFC Limited Partnership	Texas
WFC of South Carolina, Inc.	South Carolina
World Finance Corporation of Illinois	Illinois
World Finance Corporation of New Mexico	New Mexico
World Finance Corporation of Kentucky	Kentucky
WFC Services, Inc.	Tennessee